UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the fiscal year
ended December 31, 2010.

or

[   ]     Transition Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934 for the transition
period from ____________ to ______________.

Commission File Number:  0-11204

AmeriServ Financial
401(k) Profit Sharing Plan
(Full title of the plan)

AmeriServ Financial, Inc.
Main and Franklin Streets
 Johnstown, PA  15901
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

Registrant's telephone number, including area code:  (814) 533-5300

Notices and communications from the Securities and Exchange
Commission relating to this report should be forwarded to:

AmeriServ Financial, Inc.
Main and Franklin Streets
Johnstown, PA  15901

Attention:  Nicholas E. Debias, Jr.

With a copy to:

Wesley R. Kelso, Esquire
Stevens & Lee
Suite 602
25 North Queen Street
Lancaster, PA  17603
(717) 399-6632

Item 1.

Financial Statements and Exhibits

a.

Financial Statements

1.

Report of Independent Registered Public Accounting Firm.

2.

Statement of Net Assets Available for Benefits as of December 31, 2010 and 2009.

3.

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2010 and 2009.

4.

Notes to Financial Statements.

b.

Exhibits

23.1.

Consent of S. R. Snodgrass, A.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

1REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of AmeriServ Financial 401(k) Profit Sharing Plan

Johnstown, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of AmeriServ Financial 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AmeriServ Financial 401(k) Profit Sharing Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Assets Held at End of Year as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/S.R. Snodgrass, A.C.

Wexford, PA

June 17, 2011

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

ASSETS

Investments, at fair value:
Common / Collective Funds	$ 10,735,045	$ 8,377,202
Mutual Funds	10,712,053	9,762,566
AmeriServ Financial, Inc. Common Stock	213,125	215,557
AmeriServ Financial Capital Trust Preferred Stock	45,000	74,060
Money Market	2,056,373	3,085,316
Total Investments	23,761,596	21,514,701
Notes Receivable From Participants	381,203	370,407
Contribution Receivable From Participants	-	35,712
Accrued Interest Receivable	5,405	12,727
Cash	1,563	6,132

TOTAL ASSETS AVAILABLE FOR BENEFITS	24,149,767	21,939,679

LIABILITIES

Due to Broker	-	4,840
Excess Refundable Contributions TOTAL LIABILITIES	- -	15,755 20,595

NET ASSETS AVAILABLE FOR BENEFITS	$ 24,149,767	$ 21,919,084

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2010	2009

ADDITIONS IN NET ASSETS ATTRIBUTED TO:

INVESTMENT INCOME:
Net appreciation in fair value of investments	$ 2,015,111	$ 2,147,006
Interest and dividends	231,487	214,732
Capital gains	-	12,008
Total Investment Income	2,246,598	2,373,746

Contributions by participants	860,237	783,623
Contributions by employer	195,048	197,494
Rollovers	80,272	3,606
Total Contributions	1,135,557	984,723
Total Additions	3,382,155	3,358,469

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Benefits paid directly to participants	1,151,472	415,411

Net increase	2,230,683	2,943,058

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of the year	21,919,084	18,976,026

End of the year	$ 24,149,767	$ 21,919,084

The accompanying notes are an integral part of these financial statements.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the AmeriServ Financial 401(k) Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

1General

The Plan is a defined contribution plan covering the employees of AmeriServ Financial, Inc., and its wholly owned subsidiaries AmeriServ Financial Bank, AmeriServ Trust and Financial Services, (the “Companies”), including members of the United Steelworkers of America, AFL-CIO-CLC, Local Union 2653-06 (the “Union”) who have attained the age of 21 and the earlier of completion of 12 consecutive months of service with at least 500 hours of service (employee deferrals) or 1,000 hours of service (employer discretionary contribution).  The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  The Plan is not covered by the Pension Benefit Guaranty Corporation.

Contributions

Employees may elect to contribute, through the 401(k) feature, 1 percent to 100 percent of their base salaries each period to the maximum amount permitted by the Internal Revenue Code.  Employees may elect to have their contributions, in 5 percent increments, invested in one or more of 44 mutual funds, 6 common/collective portfolios, 2 money market funds, and the AmeriServ Financial, Inc. common or preferred stock administered by the Plan’s trustee.  The diversified mutual fund investment options include a bond and government securities fund and various U.S. and foreign stock funds.

The Companies have the right to make a discretionary contribution to the Plan.  Any contribution to be made will be on an annual basis, and such contribution is allocated as a percentage of compensation of eligible participants for the year.  In addition, the Companies contribute 4 percent of employees’ gross compensation on behalf of Union employees.

Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the company’s contribution (if applicable) plus plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

NOTE 1 - DESCRIPTION OF PLAN (continued)

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the companies’ contributions in the Plan is based on completion of credited service years.  A credited service year is considered one in which the participant completed at least 1,000 hours of service.  Employees become 100 percent vested after five years of service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance.  The loans are secured by the balance in the participant’s account and bear interest rates that are commensurate with the median of local prevailing rates as determined upon loan request by the plan administrator.  Principal and interest is paid ratably through bi-weekly payroll deductions. Interest rates on the Notes Receivable ranged from 12.99% to 4.49%, while the maturity dates ranged from February 28, 2011 to November 30, 2015.

Payment of Benefits

On termination of service, a participant will receive a lump sum amount equal to the vested value of his or her account.  The Plan also provides for normal retirement benefits to be paid in the form of a lump sum upon reaching age 65 or termination of employment and has provisions for deferred, death, disability and retirement benefits, and hardship withdrawals.

Forfeitures

Forfeitures of a participant’s non-vested account shall be restored upon rehire if such rehire happens at any time during his or her 5th consecutive one-year break in service. At the end of the Plan year in which the former participant incurs his or her 5th consecutive one-year break in service, the forfeitures held on behalf of the participant will be allocated to all participants eligible to share in the allocations in the same proportion that each participant’s account balance bears to all account balances for such year.  At December 31, 2010 and 2009, the forfeiture account had a balance of $28,697 and $33,001 respectively.  Forfeitures totaling $4,342 and $13,238 for the years ended December 31, 2010 and 2009, respectively, were reallocated to participants’ accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting principles followed by the Plan and the methods of applying these principles conform with U.S. generally accepted accounting principles.

A summary of the significant accounting and reporting policies applied in the presentation of the accompanying financial statements follows:

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Estimates

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles.  In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts and disclosures.  Actual results could differ significantly from those estimates.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchase and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Due to a reclassification in the Statement of Net Assets Available for Benefits, notes receivable from participants is now a separate line item.  The result of this change was the removal of Participant Loans as a plan asset.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Certain administrative functions are performed by officers and employees of the Companies.  No such officer or employee receives compensation from the Plan.  Certain other administrative expenses are paid directly by the Companies.  Such costs amounted to $65,020 and $56,727 for the years ended December 31, 2010 and 2009, respectively.

NOTE 3 - INVESTMENTS

The Plan investments are administered by AmeriServ Trust and Financial Services (Trustee).

The Plan’s investments (including investments bought and sold, as well as, held during the year) appreciated in value by $2,015,111 and $2,147,006 for the years ended December 31, 2010 and 2009, respectively.

NOTE 3 – INVESTMENTS (continued)	Net Appreciation (Depreciation) in Fair Value During Year

	2010	2009

Investments at fair value as determined by quoted market price:
Common / Collective Funds	$ 1,277,135	$ 1,042,208
Mutual Funds	729,511	1,147,210
AmeriServ Financial, Inc. Stocks	8,465	(42,412)

Net appreciation in fair value	$ 2,015,111	$ 2,147,006

Investments representing 5 percent or more of the Plan’s net assets at December 31 are as follows:

	2010
	Principal Value	Fair Value

Goldman Sachs Financial Prime Obligations	$ 2,006,301	$ 2,006,301
SEI Stable Asset	2,585,936	2,585,936
Vanguard Institutional Index	1,266,751	1,648,368
Pathroad Balance Growth & Income	3,022,746	3,901,969
Pathroad Capital Appreciation & Income	1,993,286	2,655,211
Pathroad Conservative Growth & Income	1,779,795	2,324,655
Pathroad Long-Term Equity	950,024	1,220,854

	$ 13,604,839	$16,343,294

	2009
	Principal Value	Fair Value

Goldman Sachs Financial Prime Obligations	$ 3,084,747	$ 3,084,747
SEI Stable Asset	2,957,648	2,957,648
Vanguard Institutional Index	1,333,384	1,588,552
Pathroad Balance Growth & Income	2,263,858	2,715,001
Pathroad Capital Appreciation & Income	1,811,504	2,168,064
Pathroad Conservative Growth & Income	1,536,815	1,926,632

	$ 12,987,956	$ 14,440,644

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Companies have the right, under the Plan, to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of termination of the Plan, participants will become 100 percent vested in their accounts.

NOTE 5 - TAX STATUS

The Internal Revenue Service has determined and informed the Companies that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) by letter dated July 27, 2005.  The letter states that the prototype and related trust are designed in accordance with applicable sections of the IRC.  Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds that are managed by the defined trustee of the Plan. The balance of these mutual funds is $10,735,045 and $8,377,202 representing 44% and 38% of net assets available for benefits as of December 31, 2010 and 2009 respectively.  The Plan also invests in the Plan Sponsor’s common and preferred stock.  At December 31, 2010 and 2009, the Plan held 134,889 and 129,076 shares of AmeriServ Financial Inc. common stock and 1,875 and 3,703 shares of AmeriServ Financial Capital Trust preferred stock respectively.  Dividends in the amount of $6,057 and $7,266 were received on preferred stock for the years ended December 31, 2010 and 2009 respectively.  Therefore, related transactions qualify as related party transactions. All other transactions which may be considered parties-in-interest transactions relate to normal Plan management and administrative services and related payment of fees.

NOTE 7 - FAIR VALUE MEASUREMENTS

The Plan provides enhanced disclosures about assets and liabilities carried at fair value.  Disclosures follow a hierarchal framework that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs.  The three levels of the fair value hierarchy are described below:

Level I:

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

Level II:

Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified

(contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III:

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used for the years ending December 31, 2010 and 2009.

Common and preferred stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Common/Collective Trusts: Valued at the NAV of shares held by the plan at year end adjusted for any cash held for liquidity purposes and any fees imposed by the fund. The net asset value per unit is determined by dividing the net assets by the number of units outstanding on the day of valuation. In accordance with the terms of the Plan of Trust, the net asset value of the fund is determined daily. Units are issued and redeemed daily, at the daily net asset value. Also the net investment income and realized and unrealized gains on investments are not distributed.

Money Market: Valued based on the closing price of the security as quoted by the principal exchange on which the security is traded, which represents fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	December 31, 2010
	Level I		Level II	Level III	Total
Assets:
Common/Collective trusts	$-		$-	$10,735,045	$10,735,045

Mutual Funds
Index Funds	1,717,634		-	-	1,717,634
Balanced Funds	1,171,300		-	-	1,171,300
Growth Funds	3,523,636		-	-	3,523,636
Fixed Income Funds	4,029,573		-	-	4,029,573
Other Funds	269,910	﷐	-	-	269,910
Total Mutual Funds	10,712,053		-	-	10,712,053

Common Stock – Financial Institution	213,125		-	-	213,125
Preferred Stock – Financial Institution	45,000		-	-	45,000
Money Market	2,056,373		-	-	2,056,373

Total assets at fair value	$13,026,551		$-	$10,735,045	$23,761,596

	December 31, 2009
	Level I		Level II	Level III	Total
Assets:
Common/Collective trusts	$-		$-	$8,377,202	$8,377,202

Mutual Funds
Index Funds	1,649,142		-	-	1,649,142
Balanced Funds	755,538		-	-	755,538
Growth Funds	3,022,483		-	-	3,022,483
Fixed Income Funds	4,110,999		-	-	4,110,999
Other Funds	224,404	﷐	-	-	224,404
Total Mutual Funds	9,762,566		-	-	9,762,566

Common Stock – Financial Institution	215,557			-	215,557
Preferred Stock – Financial Institution	74,060		-	-	74,060
Money Market	3,085,316		-	-	3,085,316

Total assets at fair value	$13,137,499		$-	$8,377,202	$21,514,701

NOTE 7 - FAIR VALUE MEASUREMENTS (continued)

The table below sets forth a summary of changes in the fair value of the Plan’s Level III assets for the years ended December 31, 2010 and 2009.

	2010 Common /	2009 Common /
	Collective	Collective
	Trusts	Trusts

Balance, beginning of the year	$8,377,202	$8,577,046
Realized gains	242,182	50,808
Unrealized gains related to instruments still held at the reporting date	1,034,953	991,400

Purchases, sales, issuances and settlements (net)	1,080,708	(1,242,052)

Balance, End of Year	$10,735,045	$8,377,202

The amount of total gains or losses for the period included in changes in net assets attributable to the change in unrealized gains or losses relating to assets still held at the reporting date.

                      2010                      2009

          $      1,277,135     $      1,042,208

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms.  Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.  If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in mutual funds, money market funds, notes receivable from participants, common/collective funds, AmeriServ Financial Inc. common and preferred stock, contributions receivable, accrued interest receivable, and cash would be considered financial instruments. At December 31, 2010 and 2009, the carrying amounts of these financial instruments approximate fair value.

NOTE 9 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2010

	Cost	Current Value

Common Stock
*AmeriServ Financial, Inc.	$488,602	$213,125

Total Common Stock		213,125

Preferred Stock
*AmeriServ Financial Capital Trust	37,638	45,000

Total Preferred Stock		45,000
Mutual Funds
Alger Large Cap Growth	16,300	18,188
Alger Midcap Growth	69,294	58,007
CGM Focus Fund	217,184	216,369
Dodge & Cox Balanced Fund	1,146,869	1,171,300
Federated Kaufmann Fund	248,544	258,400
Fidelity New Insights	31,785	33,436
Fidelity Leveraged Co. Stock	227,291	261,230
Fidelity Low-Priced Stock Fund	468,556	540,108
Fidelity New Markets	73,388	75,917
Franklin Biotechnology Discovery	76,728	95,160
Franklin Mutual Beacon	243,754	320,119
Heartland Value Plus	63,524	69,725
Janus Contrarian Fund	139,343	145,223
Janus Growth & Income	20,023	21,554
Janus Overseas Fund	161,573	189,939
Legg Mason Opportunity Trust	380,386	409,085
Legg Mason Value Trust	48,745	55,617
Loomis Sayles Bond Fund	268,092	286,615
MFS International New Discovery Fund	300,417	308,677
Northern Technology	37,146	41,106
Pimco Total Return	732,571	718,117
Rydex Titan 500	55,424	69,266
SEI Stable Asset	2,585,936	2,585,936
Symons Capital Apprec Alpha Growth	3,452	3,759
Symons Small Cap	11,287	11,501
T. Rowe Price Equity Income	234,343	240,565
T. Rowe Price Financial Services	23,242	22,049
T. Rowe Price Retire 2015	42,651	44,449
T. Rowe Price Retire 2025	2,276	2,387
T. Rowe Price Retire 2030	12,432	13,433
T. Rowe Price Retire 2035	134	134
T. Rowe Price Retire 2020	8,318	8,262

AMERISERV FINANCIAL 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR
EMPLOYER IDENTIFICATION NUMBER 25-0851535
PLAN NUMBER – 002
DECEMBER 31, 2010 (continued)

T. Rowe Price Spectrum	10,921	12,606
Tweedy, Browne Global Value	201,113	204,825
Vanguard GNMA	123,346	124,284
Vanguard Health Care	111,028	111,596
Vanguard Institutional Index	1,266,751	1,648,368
Vanguard Short-Term Admiral	257,065	257,867
Vanguard Windsor Fund II	120	120
Vanguard Total Bond Market Index	56,802	56,754

Total Mutual Funds		10,712,053

	Cost	Current Value

Common / Collective Funds
*Pathroad Balance Growth & Income	$3,022,746	$3,901,969
*Pathroad Capital Appreciation & Income	1,993,286	2,655,211
*Pathroad Conservative Fixed Income	331,927	385,969
*Pathroad Conservative Growth & Income	1,779,795	2,324,655
*Pathroad Intermediate-Term Fixed Income	192,866	246,387
*Pathroad Long-Term Equity	950,024	1,220,854

Total Common / Collective Funds		10,735,045

Money Market Funds
Goldman Sachs Financial Prime Obligations	2,006,301	2,006,301
Goldman Sachs Treasury Obligations	50,072	50,072
Total Money Market Funds		2,056,373

Notes Receivable From Participants	381,203	381,203

Total		$24,142,799

  *Party-In-Interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the AmeriServ Financial 401(k) Profit Sharing Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  June 17, 2011

AmeriServ Financial 401(k) Profit Sharing Plan

AmeriServ Trust and Financial

Services Company, as Trustee

By

_/s/David M. Margetan_____________

David M. Margetan, Vice President

Assistant Manager Retirement Services

Exhibit Index

Exhibit

1.1

Consent of S. R. Snodgrass, A.C